CERTIFICATE OF CORRECTION
OF
CERTIFICATE OF TRUST
OF
CULLEN FUNDS TRUST

(filed pursuant to 12 Del.C. 3810(e))

1.	The name of the statutory trust is Cullen Funds Trust.

2.
A Certificate of Trust (the “Certificate”) was filed by the Secretary of State of the  State of Delaware on March 21, 2000 and that said Certificate requires correction  as permitted by Section 3810(e) of the Statutory Trust Act of the State of  Delaware.

3.	The inaccuracy or defect of said Certificate is that the filing of the Certificate was not intended to be and therefore the Certificate should not have been effective until March 25, 2000.

4.	The Certificate shall be corrected by adding a new paragraph 4 to read as follows:

“4. Effective Date. The effective date of the Certificate of Trust shall be
              March 25, 2000.”

IN WITNESS WHEREOF, the Trustee named below has executed this Certificate of Correction this 6th day of February, 2007.

By: /s/ James P. Cullen
Name: James P. Cullen